Exhibit 99.1

**** JPM LOAN FINAL TERMS - FARFETCH ****

COMPANY:	Farfetch Limited

BORROWER:	Farfetch US Holdings, Inc.

BUSINESS:	Farfetch is the leading global online platform for the luxury fashion industry, connecting creators, curators and consumers

UOP:	General corporate purposes, working capital and funding of transaction fees and expenses

FACILITY:	$400MM First Lien Cov—lite Term Loan B

TENOR:	5 years

PRICING:	S+625 bps, 0.5% floor @ 93.5 OID

CALL PROTECTION:	NC1, 103, par

RATINGS (M/S&P/F):	Corp: B3 (stable) / B- (stable) / B- (stable) Facility: B1 (stable) / B- (RR:3) / BB- (RR:1)

ADMIN AGENT:	JP Morgan Chase Bank, N.A.

Please note that this communication is for information purposes only and the information contained above is as of the date hereof and is subject to change at any time.